EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Three Months Ended September 30
	2012	2011	2010	2009	2008	2012	2011
EARNINGS, AS DEFINED
Earnings from operations before income taxes and after eliminating undistributed earnings of equity method investees	$12,792	$15,021	$14,881	$14,275	$14,692	$3,859	$4,092
Fixed charges (excluding capitalized interest)	1,000	1,052	1,167	1,576	1,640	230	268
TOTAL EARNINGS, AS DEFINED	$13,792	$16,073	$16,048	$15,851	$16,332	$4,089	$4,360
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$844	$888	$1,014	$1,431	$1,546	$192	$225
1/3 of rental expense	176	170	176	177	137	43	48
TOTAL FIXED CHARGES, AS DEFINED	$1,020	$1,058	$1,190	l,608	$1,683	$235	$273
RATIO OF EARNINGS TO FIXED CHARGES	13.5x	15.2x	13.5x	9.9x	9.7x	17.4x	16.0x